

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Garry L. Anselmo
Chief Executive Officer
Silverado Gold Mines Ltd.
1111 West Georgia Street, Suite 1820
Vancouver, British Columbia, V6E 4M3 Canada


    **Re:**    **Silverado Gold Mines Ltd.**
    **Form 8-K Filed May 12, 2009**
    **Form 10-Q for the Fiscal Quarter Ended May 31, 2009**
    **Filed July 15, 2009**
    **Form 8-K filed October 6, 2009**
    **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
    **Filed October 15, 2009**
    **Response Letter Dated December 23, 2009**
    **File No. 0-12132**


Dear Mr. Anselmo:

    We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,


        H. Roger Schwall
        Assistant Director